P.E. 2/1/02

**FORM 6-K** 02013815

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of February 2002



TRANSGENE S.A.
(Translation of registrant's name into English)

11, rue de Molsheim
67082 Strasbourg Cedex
France
(Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Press release dated February 7, 2002 announcing the nomination of Jean-François Carmier as Deputy CEO of Transgene.

**Thursday February 7, 12:01 am Eastern Time**

**Press Release**

*SOURCE: Transgene*

# Transgene Names Jean-Francois Carmier Deputy CEO

STRASBOURG, France, Feb. 7 /PRNewswire-FirstCall/ -- Transgene (Nasdaq: TRGNY; Nouveau Marche: TRANSGENE) today announced the nomination by the board of directors of Jean-Francois Carmier as Deputy CEO. He will assume the position of Chief Executive Officer in July 2002, succeeding Gilles Belanger, who will assume new responsibilities in the bioMerieux Group.

Jean-Francois Carmier, PharmDr., started his career in 1986 at Pasteur Merieux where he served in various capacities, including Director of an industrial facility. He joined Transgene in 1996 as Vice-President Pharmaceutical Development. In 2001, he became Vice-President Industrial Operations at bioMerieux, while continuing to serve as a consultant for Transgene's industrial development.

Gilles Belanger, who joined Transgene in November 2000, used his expertise in the management of companies in the healthcare sector to build a team committed to the development of cancer product candidates by focusing the activities in oncology, reorganizing the research and reviving the momentum in clinical development. He also worked at providing Transgene financial stability for the medium term with the support of the Company's majority shareholders. Gilles Belanger will remain in his position as CEO for a transition period until July 2002, during which time he and Jean-Francois Carmier will collaborate to consolidate recent achievements in the clinical development of Transgene's product candidates.

Alain Merieux, Transgene's Chairman, stated, ``I am pleased to have Jean-Francois Carmier join Transgene at a moment when his industrial and pharmaceutical know-how, together with his knowledge of the Company, its management and staff, and its product candidates, will be key to the success of Transgene. Gilles Belanger, after successfully managing during a sensitive period at Transgene, will join our Group in a few months after helping Jean-Francois take over his new responsibilities."

Transgene, based in Strasbourg, France, with an office near Boston, Massachusetts, is a biopharmaceutical company dedicated to the discovery and development of gene therapy products and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the development of gene therapy products for the treatment of cancer. Transgene has five products in clinical development, two of which are in Phase II clinical trials and three of which are in Phase I clinical trials. Transgene's proprietary vector technology platform consists of multiple vector families with an emphasis on adenovirus, vaccinia and synthetic vectors.

This press release contains forward-looking statements, including statements regarding Transgene's strategy, the efficiency and safety of and potential market for its product candidates and prospects. Statements that are not historical facts are based on Transgene's current expectations, beliefs, estimates, forecasts and assumptions. The statements contained in this release are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Accordingly, actual outcomes and results may differ materially from what is expressed in those forward-looking statements. Important factors which may affect Transgene's future operating results include the following: Transgene may be unable to conduct its clinical trials as quickly as it has predicted, Transgene's product candidates may not demonstrate therapeutic efficacy, Transgene may be unable to obtain regulatory approval for its product candidates, Transgene may not have sufficient resources to complete the research and commercialization of any of its product candidates, competitors may develop technologies or products superior to Transgene's technologies or products, and other important factors described in Transgene's Annual Report on Form 20-F for the year ended December 31, 2000 filed with the U.S. Securities and Exchange Commission, including those factors described in the section entitled ``Risk Factors."

*SOURCE: Transgene*

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2002

Transgene S.A.

By: /s/ Paul Bikard
Paul Bikard
Chief Financial Officer